
05009238

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Forte Resources Inc.

*CURRENT ADDRESS: 2450, 500 - 4th Avenue SW
Calgary, Alberta T2P 2V6
Canada

**FORMER NAME: ______

**NEW ADDRESS: ______


PROCESSED
JUN 27 2005
THOMSON
FINANCIAL

FILE NO. 82- 34891

FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 6/23/05

82-34891

AR/S
12-31-04

2004

FORTE RESOURCES INC
ANNUAL REPORT

Forte Resources is a Calgary-based junior oil and gas exploration and production company focused on adding shareholder value through development of properties in the Western Canadian Sedimentary Basin.

Forte's Game Plan

- *Achieve consistent growth*
- *Continue the current record of success*
- *Build through the drill bit and strategic acquisitions*
- *Focus on production of light oil*
- *Explore for natural gas and impact gas*

TABLE OF CONTENTS

HIGHLIGHTS
OF 2004

HIGHLIGHTS	Year ended December 31, 2004	2003	% Change
FINANCIAL			
($ Thousands except per share data)			
Oil and gas sales	38,482	18,630	107
Cash flow from operations	16,176	7,670	111
Per share – basic	0.59	0.48	23
Net income (loss)	208	231	(176)
Per share – basic	0.01	0.01	(200)
Capital expenditures (excl. acquisitions)	22,518	20,923	8
Net debt	33,027	13,081	153
Average shares outstanding · basic	27,642	16,143	71
Shares, end of period · basic	37,117	16,399	126
OPERATIONS			
Daily production			
Oil and NGL's (bbls/d)	1,735	1,161	49
Natural gas (mcf/d)	3,811	1,137	235
Barrels of oil equivalent (boe/d)	2,370	1,351	75
Average sales prices			
Oil and NGL's ($/bbl)	46.12	37.53	23
Natural gas ($/mcf)	6.67	6.56	2

PRESIDENT'S LETTER
MESSAGE TO SHAREHOLDERS

FORTE RESOURCES has evolved over the past year to become a substantially larger public oil and gas company with a full compliment of exploration and development prospects. We have established our ability to grow by internally-generating prospects with high potential impact.

The greatest changes during the year for Forte involved two major transactions:

- In March 2004 the Company acquired the oil and gas operations of Denison Energy Inc. ("Denison") through a restructuring whereby Denison's oil and gas operations were merged with Forte and Forte became a public company.
- In June 2004 Forte completed a major corporate acquisition when it acquired Oiltec Resources Ltd. for $11.9 million cash, 10.5 million shares and the assumption of net debt and working capital of $19.3 million.

The acquisition of Denison provided the Company with access to the public markets. During 2004 the Company completed three separate financings. On March 25, 2004, Forte issued 3.2 million shares at $2.50 per share for a total consideration of $8.0 million. On July 20, 2004, another 2.0 million flow-through shares were issued at $3.85 per share for gross proceeds of $7.7 million. On December 16, 2004, the Company issued 1.5 million flow-through shares at $4.30 per share to generate gross proceeds of $6.45 million. The Company also closed a financing early in 2005, issuing four million common shares at $3.90 per share, for a total consideration of $15.6 million.

The acquisition of Oiltec provided the impetus to shift the Company's growth focus from acquisitions to exploration and development. Oiltec's properties in the Laprise area of northeast British Columbia and the Redwater area of Alberta have provided the focus of a substantial portion of the Company's drilling activity since the acquisition. At Laprise we have drilled 14 wells, generally at a 40 percent working interest and at Redwater we have drilled five wells, generally at a 50 percent working interest.

The Company realized significant year-over-year growth in just about every financial category:

- Oil and gas revenue increased by 107 percent for 2004 to $38.5 million, compared to $18.6 million in 2003. Revenue growth was attributable to higher product prices as well as increased production, which averaged 2,370 boe/d compared to 1,351 boe/d in 2003. By December 31, 2004, production had increased to 3,000 boe/d.
- Cash flow from operations increased by 111 percent for 2004 to $16.1 million ($0.59 per share) compared to $7.7 million ($0.48 per share) in 2003.
- Higher depletion charges due to acquisitions made in 2004, offset the increased revenue and cash flow resulting in a net income of $208,000 ($0.01 per share) for 2004, compared to a net profit of $231,000 ($0.01 per share) in 2003.

Following the Oiltec acquisition, the Company identified a drilling inventory of over 80 locations and an expected expenditure of over $42 million in drilling capital during the remainder of 2004 and throughout 2005. The program was initiated during the fourth quarter of 2004. Forte drilled a total of 26 (12.3 net) wells in 2004 of which 62 percent or 16 (7.5 net) were cased for production. Successful drilling in the first quarter of 2005 has resulted in five oil wells (2.9 net), seven natural gas wells (3.6 net) and one dry hole (0.4 net).

At **Redwater, Alberta**, Forte and its joint interest partner drilled three horizontal wells into a Basal Quartz channel pool. The wells have longer horizontal sections than prior horizontal wells and one well has two laterals. These wells, in which Forte has a 50 percent working interest, have been tied in and put on stream in late January 2005 at a combined initial rate of approximately 700 bbls/d net to Forte. After flush production we expect production rates for the three wells to stabilize at approximately 225 bbls/d net to Forte. Two vertical wells targeting the Bruderheim zone will be drilled after break up. As well a fourth horizontal well will be drilled into a new pool with further locations drilled pending success. The Bruderheim wells, if successful, have expected initial production rates of 100 bbls/d.

Forte has evolved over the past year to become a substantially larger public oil and gas company with a full compliment of exploration and development prospects. We have established our ability to grow from internally-generated leads with high potential impact.

At **Laprise/Sojer, British Columbia,** we drilled 14 gross wells, substantially all at a 40 percent working interest. Five wells were completed and tied in for gas production from the Baldonnal formation. Initial rates are approximately two mmcf/d for horizontal wells and one mmcf/d for vertical wells. Two of the five wells were tied in during December and the remainder in February, 2005. In addition a Baldonnel oil well and a Coplin oil well have been drilled. Three wells are dry holes and three wells are currently being completed, including two horizontal Baldonnel gas wells and a Slave Point test at Sojer. The Sojer well, in which Forte has a 20 percent drilling interest, is currently shut in for a pressure build up survey. In addition, Forte has participated in a well which tested at strong rates from the shallower Bluesky formation and will likely be tied in after breakup.

At **Leaman, Alberta** we have drilled five wells, at working interests approaching 100 percent. Forte has drilled a discovery well which has produced oil since late December at rates of approximately 180 bbls/d. This well is expected to be restricted to a 50 bbls/d allowable rate by the AEUB pending approval of a development scheme for this new pool. Three additional wells were drilled in 2005 and cased as potential Paleozoic oil wells We are currently drilling one additional well prior to break up. To date the wells have similar characteristics to the discovery well.

In **West Central, Alberta** we drilled a dual zone new pool discovery. The well, in which Forte has a 50 percent working interest, tested natural gas at a rate in excess of three mmcf/d from the two zones. The Company has a 25 to 50 perent interest in five sections of land. We expect to tie in the discovery well as soon as weather conditions permit, and expect to drill at least two additional wells after break up.

At **Webster, Alberta** we completed the drilling of a potentially significant exploratory gas well to test the the Wabamun formation. Analysis from the drilling operation indicates natural gas pay with the potential for water production. Forte will be operating and participating in the completion of this well in the second quarter of 2005. If successful we will have a 55 percent interest in the production.

The outlook for the Company in 2005 is influenced by several factors:

- **Strong prices for the Company's products, particularly crude oil.** Crude prices are determined by world markets and influenced by both fundamental and political factors. While we cannot predict or control these factors they are expected to favorably influence prices for crude oil. There does not appear to be significant excess production capacity and much of the world supply remains in regions of political instability. As well, the weakened US dollar provides an incentive for suppliers to maintain high prices to avoid losing purchasing power.

- **Significant production gains in early 2005**. We continue to drill and tie in new production. We expect to exit the first quarter producing approximately 3,750 boe/d.

- **Strong balance sheet in 2005**. While Forte had net debt of $33 million at December 31, 2004, two transactions in the first quarter of 2005 will strengthen the Company's financial position. On February 24, 2004 we raised approximately $14.8 million of equity capital net of share issue costs. Additionally, during the first quarter we entered into a binding letter of intent to sell, for $8.0 million, a property which is currently producing at 50 boe/d. These transactions will reduce the Company's net debt to less than half a year's future cash flow.

The strategy for 2005 will be to build upon the exploration success in the Leaman, Laprise and West Central areas. We will complete the evaluation of the Wabuman formation at Webster, Alberta and evaluate the potential for future drilling in this area. We will continue to drill for new pools in the Peace River Arch where exploratory wells will be drilled for potential Montney, Banff and Halfway production.

We would like to extend our appreciation to Forte's shareholders for the confidence you have placed in us and for your continued support. We look forward to the challenges and opportunities of 2005.



Doug Baker
President and Chief Financial Officer
March 18, 2005

OPERATIONS REVIEW


Western Canada
Laprise/Sojer
Grande Prairie
Exploration Fairway
Leaman/Niton
Redwater
EDMONTON
CALGARY

With the acquisition of Oiltec in 2004, Forte shifted its growth focus from acquisitions to exploration and development.

Forte made great strides in 2004 to establish itself as an exploration and development company. Gaining properties through the acquisitions of Oiltec Resources and Denison Energy, the Company positioned itself to begin a substantial drilling program that will drive growth in 2005. Forte's management identified a drilling inventory of over 80 locations and began to implement this program during the fourth quarter of 2004.

Forte's drilling program falls primarily into an "Exploration Fairway" that runs from central Alberta to northeast British Columbia. Forte will expand its drilling activities in 2005 with an expected expenditure of $35 million to build on success in the Leaman, Laprise, Redwater and West Central areas. The Company also plans to explore and develop future drilling potential at Webster, Alberta in the Peace River Arch.

Forte has positioned itself to begin a substantial drilling program that will drive growth in 2005 by identifying over 80 locations within the "Exploration Fairway" that runs from central Alberta to northeast British Columbia.

REDWATER

Redwater is primarily a medium gravity Basal Quartz oil property located in central Alberta.

Forte's working interest averages 40 percent and the Company has drilled three successful horizontal development wells during the winter drilling season.

Our forecast for the remainder of 2005 includes four more horizontal infill and exploitation wells. In addition, two vertical wells will be drilled to develop the Bruderheim zone oil potential.


Winter 04/05 Wells Drilled
Upcoming 2005 Development Location

Redwater

LEAMAN/NITON

Forte has acquired a significant position in the Leaman/Niton area. This is a multi-zone medium depth (1,600 – 2,000 metres) project targeting both the Jurassic Rock Creek and Nordegg sands as well as the Paleozoic Carbonates.

To date, Forte has operated and drilled six wells at an 80 percent working interest, resulting in four oil wells and two potential gas wells.

Two wells are currently drilling and activity will accelerate during the summer drilling season. Forte has also commenced a workover program to test for bypassed pay in other zones.


Paleozoic
Jurassic
Oil Wells Winter 04/05
Potential Gas Wells Winter 04/05

Leaman/Niton

LAPRISE/SOJER

Forte's most active area saw the drilling of 14 wells in the last seven months.

All of the exploration and development targets are prospective for natural gas except for the oil bearing Coplin sand. Forte has a 40 percent working interest in essentially all the land in this area. The primary target is the Baldonnel Carbonate which has been actively developed by both vertical and horizontal drilling. The success of the horizontal program suggests that this the most appropriate method for future development.

A natural gas discovery was drilled in the Bluesky channel sand as well as an oil discovery in the Coplin. Both have numerous offset locations on company land to be drilled later in 2005.

Forte is participating in a large >130 sq. km. 3D seismic program over the bulk of the prospective acreage.

Sojer represents a high-impact Devonian Slave Point and Jean Marie play which will also be imaged on the 3D seismic. The Slave Point in particular is a deep prospect at greater than 3,500 metres with reserve potential of 50 bcf/well. Forte participated in the a-72-J/94-H-4 well which is the first deep test on the Sojer block. Forte paid 20 percent of the cost of this well to earn 29 percent of the production after payout. Although the well came in structurally high it had limited inflow and is currently shut for pressure buildup to determine its potential.

Laprise/Sojer Exploration and Development Targets


1300 m Bluesky - Channel Sand
Baldonnel - Dolomite
Coplin - Dune Sand
Halfway - Sheet Sand
Jean Marie - Platform Carbonate
3500 m Slave Point - Reef


Winter 04/05 Wells Drilled
New Triassic Pool
Laprise Triassic Pool 831 bcf Cum.
Bubbles Triassic Pool 227 bcf Cum.
3D Progam
Laprise
Bubbles
5 miles
Sojer

Laprise, BC

Forte aims to achieve consistent growth.


Firm drilling location
Contingent drilling location
SLAVE POINT TREND
Slave Pt. discovery A-47-A/94-G-8 25 mmcf/d
3D Progam
A-72-L/94-H-4 Evaluating

Sojer, BC

GRANDE PRAIRIE

Located on the Peace River arch, our Grande Prairie project represents a significant portion of our prospect inventory. This structurally complex area is characterized by stacked thoroughbred reservoirs. We use two and three dimensional seismic to image targets in the Triassic halfway and Montney plays, the Mississippian Banff play and the Devonian Wabamun play at depths of 1,800 – 3,200 metres. Analogous wells in theses formations have produced between 3 and 20 bcf per productive section.

The deep Wabamun play at Webster was drilled in the first quarter. Forte paid 15 percent of the cost of this wildcat and will own 55 percent of its production. The Wabamun porosity was encountered as predicted but appears to have a water leg at the base that may restrict its ability to produce gas in the long term. We will be completing the Wabamun in the second quarter and also evaluating two uphole zones. We continue to accumulate land in this area so that discoveries can be developed aggressively.


Triassic
Halfway
2005 Exploration Locations
Montney
Banff
Grande Prairie


Firm drilling location
Contingent drilling location
Saddle Hills Wabamun Pool
104 bcf Rec
38 bcf Cum
production 30 mmcf/d
Forte Wabamun Prospect
80 bcf potential
4-8 drilled Q1 to
be completed Q2
15% / 55%WI
Webster

WEST CENTRAL

Forte has entered into the Deep Basin gas saturated play with a dual zone natural gas discovery with a combined capability of more than 3 mmcf/d of natural gas production.

Forte participated for 50 percent working interest in the first well (2600 metres) and is actively assembling a significant land presence offsetting and on trend with the discovery. Two offset wells are planned for the summer of 2005.

Forte is focusing on light oil production while exploring for natural gas.

MANAGEMENT'S
DISCUSSION AND ANALYSIS



FORTE
PRODUCTION HISTORY
(boe/d)
2,500
2,000
1,500
1000
500
0
natural gas
oil & liquids
2002
2003
2004

The following discussion and analysis was prepared as at March 15, 2005 and is management's assessment of Forte's historical financial and operating results and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2004, and the audited financial statements and MD&A for the year ended December 31, 2003 together with the notes related thereto. The reader should be aware that historical results are not necessarily indicative of future performance. Where converted to a barrel of oil equivalent basis, all natural gas production results have been converted at the rate of six thousand cubic feet to one barrel of oil equivalent ("boe").

NON-GAAP MEASUREMENTS

The MD&A contains the terms cash flow from operations, which should not be considered an alternative to, or more meaningful than, cash flow from operating activities or net income as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Forte's determination of cash flow from operations may not be comparable to that reported by other companies especially those in other industries. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flow in the consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

FORWARD LOOKING STATEMENTS

Statements throughout this report that are not historical facts may be considered "forward looking statements." These forward looking statements sometimes include words to the effect that management believes or expects a stated condition or result. All estimates and statements that describe the Company's objectives, goals or future plans are forward looking statements. Since forward looking statements address future events and conditions, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to any number of factors, including such variables as new information regarding recoverable reserves, changes in demand for and commodity prices of crude oil and natural gas, legislative, environmental and other regulatory or political changes, completion in areas where the Company operates and other factors.

2004 OVERVIEW - MAJOR EVENTS

The 2004 year and the results for the Company were impacted by several factors and key transactions:

Denison acquisition – In March 2004 the Company acquired the oil and gas operations of Denison Energy Inc. ("Denison") through a restructuring whereby Denison's oil and gas operations were merged with Forte and Forte became a public company.

Oil and gas revenue increased by 107 percent for the year to $38.5 million compared to $18.6 million in 2003. Revenue benefited from higher product prices as well as increased production, which averaged 2,370 boe/d compared to 1,351 boe/d in 2003. By December 31, 2004 production had increased to 3,000 boe/d.

Oiltec acquisition – In June, 2004 Forte completed a major corporate acquisition when it acquired Oiltec Resources Ltd. ("Oiltec") for $11.864 million cash, 10.516 million shares and the assumption of net debt and working capital of $19.3 million. The Oiltec acquisition increased proved plus probable reserves by 2.29 million boes and provided 1,100 boe/d of initial production.

Product prices – Oil and gas prices were strong in 2004. Crude oil, in particular, began the year with the benchmark WTI crude at $34.14 US and ended with a December price of $43.47 US. The consistent rise in price may be an indication that we are entering a period of a higher target price band. In 2003 Forte had locked in the price for much of its 2004 oil production, so while increased prices were a net benefit, the company's revenue in 2004 was $2.36 million less than it would have otherwise been.

Costs and services – During 2004 the costs for land, acquisitions and generally all services increased as the demand for these services intensified. Operating costs, finding costs and general and administrative costs increased during the year.

FINANCIAL RESULTS

The above factors contributed to the 2004 financial results which demonstrated growth in most categories, including production, revenue and costs. Oil and gas revenue increased by 107 percent for the year to $38.5 million compared to $18.6 million in 2003. Revenue benefited from higher product prices as well as increased production, which averaged 2,370 boe/d compared to 1,351 boe/d in 2003. By December 31, 2004 production had increased to approximately 3,000 boe/d. Cash flow from operations increased by 111 percent for 2004 to $16.2 million ($0.59 per share) compared to $7.7 million ($0.48 per share) in 2003. As a result of higher depletion charges in 2004 the Company's income remained relatively unchanged from a net profit of $230,667 ($0.01 per share) in 2003, to a net profit of $208,334 ($0.01 per share) in 2004.

ACQUISITIONS VERSUS DRILLING

Historically, the Company has grown primarily through acquisitions. The acquisition of Oiltec, with a large component of undeveloped land and drilling locations, provided the impetus to shift the Company's growth focus from acquisitions to exploration and development. Late in 2004 the Company initiated a drilling program of approximately 80 locations with over $45 million in drilling expenditures to be incurred in 2004 and 2005. The results of this program are expected to have a have a significant impact on 2005 performance.

In the current environment, Forte believes that the most effective means of creating value for shareholders is a combination of exploration and development drilling, combined with strategic acquisitions in the Company's core areas that bring stable production and additional growth opportunities.

RISK FACTORS

The oil and gas business has many uncertainties including both reserve and price risks that can occur over the extended cycle required to fully develop and exploit reserves. Management believes that there are several aspects to the effective management of the various risks:

- Application of technology increases the efficiency of finding and developing reserves;
- Maintaining debt levels at less than one year's forward cash flow provides financial flexibility to respond to changing business conditions;
- Effective use of hedges can increase the reliability of future cash flows;
- Maintaining costs as low as possible also increases financial flexibility; and
- Maintaining a diversified portfolio of drilling prospects.

OPERATING RESULTS

Forte's operating results in dollar terms and on a boe basis for the year ended December 31, 2004, 2003 and 2002 are provided below:

	Year Ended December 31, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002	
	$000's	$ boe	$000's	$ boe	$000's	$ boe
Revenue						
Oil and liquids	29,209	46.12	15,906	37.53	3,792	40.27
Natural gas	9,274	40.00	2,724	39.38	365	28.71
	38,483	44.48	18,630	37.79	4,157	38.89
Royalties	7,392	8.54	3,330	6.76	647	6.05
Operating	11,496	13.29	6,400	12.99	1,111	10.39
General and administrative	2,125	2.46	876	1.80	611	5.71
Interest	972	1.12	336	0.68	(177)	(1.66)
Capital taxes	321	0.37	—	—	—	—
	16,177	18.70	7,688	15.58	1,965	18.40
Stock option expense	332	0.38	9	0.02	—	—
Depletion, depreciation and site restoration	15,924	18.41	6,973	14.15	1,055	11.12
Income tax (recovery)	(287)	(0.33)	475	0.96	443	3.67
Net income	208	0.24	231	0.45	467	3.61

Revenue increased by 107 percent in 2004 compared with 2003. Increased production volumes were the primary contributor to higher revenue, with 81 percent of the increased revenue attributed to higher production volumes. Higher prices, particularly for crude oil, also contributed to increased revenue, however, oil revenue was impacted by hedging losses of $2.36 million ($3.73 per bbl) in 2004 and $1.495 million ($3.53 per bbl) in 2003. The following table shows the changes in components of revenue from year to year.

Revenue ($000's)	Oil and Natural Liquids	Gas	Total
Year ended December 31, 2002	3,792	365	4,157
Effect of change in prices	(257)	136	(121)
Effect of change in production	12,371	2,223	14,594
Year ended December 31, 2003	15,906	2,724	18,630
Effect of changes in prices	3,640	43	3,682
Effect of changes in production	9,663	6,507	16,171
Year ended December 31, 2004	29,209	9,274	38,483

Production increased by 1,019 boe/d, or 75 percent in 2004 compared to 2003. The increased production was primarily due to acquisitions. In March 2004 Forte acquired the oil and gas assets and a subsidiary of Denison Energy Inc. and in June 2004 Forte acquired Oiltec Resources Ltd. Production from the properties acquired in these acquisitions averaged 885 boe/d in 2004. The following table shows the production for each product:

Production	Year ended December 31, 2004	2003	2002
Crude oil (bbls/d)	1,638	1,099	250
Liquids (bbls/d)	97	62	8
	1,735	1,161	258
Natural gas (mcf/d)	3,811	1,137	209
BOE (boe/d)	2,370	1,351	293

Marketing of Forte's oil and gas production is conducted through aggregators, who sell to major markets in Canada and the United States. Crude oil and liquids are sold on a spot basis at various delivery points in Western Canada. Prices received are determined by the quality of the oil compared to the benchmark price for light sweet oil, which is 40 degrees API delivered to Edmonton, Alberta. Natural gas is generally sold on the spot market. The following table shows the prices realized by Forte from the sale of its crude oil, liquids and natural gas:

Price Realization	Year ended December 31, 2004	2003	2002
Oil and liquids ($/bbl)			
Forte realized price	49.85	41.06	40.87
Hedging (losses)	(3.73)	(3.53)	(0.60)
Net price	46.12	37.53	40.27
Benchmark, Edmonton light	52.92	43.66	40.33
Differential	6.80	6.13	0.06
Differential before hedging	3.07	2.60	(0.54)
Natural gas ($/mcf)			
Forte realized price	6.67	6.56	4.79
Benchmark	6.88	6.66	4.04
Differential	0.21	0.10	(0.75)

Royalties averaged 19.2 percent of revenue for 2004 compared to 17.9 percent in 2003. Royalty rates as a percentage of revenue calculated before consideration of hedging losses were 18.1 percent for 2004 compared to 16.5 percent in 2003. Increased royalty rates represent a change in the mix of Forte's production profile.

Operating costs increased by $0.30 per boe for 2004 compared to 2003. Forte's northern oil properties experience higher than average operating costs due to water handling, power usage and servicing related to the wells. A breakdown of operating costs on a boe basis is provided in the following table:

Cost categories ($/boe)	Year ended December 31, 2004	2003	2002
Fuel and power	1.69	2.81	1.25
Contract operating	1.77	1.98	1.43
Treating and processing	1.25	2.97	1.12
Repairs and servicing	3.24	1.75	3.77
Other	5.34	3.47	2.82
Total per boe	13.29	12.99	10.39

General and administrative expenses increased 140 percent on an absolute basis and 37 percent on a boe basis. Costs increased in 2004 for several reasons:

- As a result of increased production, staffing levels climbed from 11 employees at the end of 2003 to 20 employee at the end of 2004. Associated costs for rent and office supplies also increased proportionately.
- In 2004 Forte became a public company, resulting in a significant increase in costs such as listing fees, corporate trust services, investor relations, legal and accounting. These costs were significantly less in 2003 when Forte was a private company.

General and administrative costs are reduced by amounts charged to joint venture partners on a cost recovery basis and by capitalized costs. Capitalized general and administrative costs represent the direct cost of geological salaries and services that are related to the Company's exploration program, which are therefore capitalized as part of the cost of oil and gas property and deducted from general and administrative expense. The impact of cost recoveries and capitalized amounts is summarized as follows:

General and Administrative ($000's)	Year ended December 31, 2004	2003	2002
Gross expenditures	3,340	1,846	1,285
Recoveries from partners	(445)	(447)	(126)
	2,895	1,399	1,159
Capitalized portion	(770)	(523)	(549)
	2,125	876	610
$/boe	2.46	1.78	5.71

Interest expense, including bank charges, increased by $635,448 in 2004 primarily as a result of higher loan balances and loan fees attributed to new credit facilities incurred on the Denison and Oiltec acquisitions. Forte's interest rate on its revolving loan is the bank prime rate plus 0.4 percent.

Depletion, depreciation and accretion (DD&A) expense increased in 2004. The DD&A rate per boe was $18.41 for 2004 compared to $14.15 in 2003. The DD&A rate increased due to the high acquisition cost ascribed to the reserves acquired from Oiltec Resources Ltd. The reserve acquisition cost associated with the Oiltec properties was $23.59 per boe.

The provision for income taxes is greater than would be expected because of stock option expense, which is not deductible for income tax purposes and hedging losses, which are not deductible in calculating the resource allowance for income tax purposes. In 2004 this was offset by rate reductions as the future tax rate was reduced to 34.5 percent. The impact of each factor is illustrated in the following table:

Provision for taxes ($000's)	Year ended December 31, 2004	2003	2002
Net income (loss)	242	705	910
Tax rate	39.25%	40.75%	42.12%
Expected provision	96	287	383
Increase from			
Stock option expense	124	4	—
Hedging impact	166	137	6
Rate reducations and other	(673)	29	24
	(287)	457	413

Capital expenditures excluding the Denison and Oiltec acquisitions are indicated below:

Capital Expenditures ($000's)	Year ended December 31, 2004	2003	2002
Acquisitions	1,191	11,085	12,468
Exploration, land and seismic	3,866	2,269	1,376
Drilling, completion and workovers	14,221	4,572	1,871
Equipping	3,025	2,957	970
Other	212	40	54
	22,515	20,923	16,739

Forte completed an acquisition in the Leaman area in December of 2004 for a cash consideration of $850,000. The largest capital expenditure was drilling, completion and workover costs. Forte drilled 26 wells (12.3 net) during the year of which 62 percent (61 percent net) were cased for production. The following table summarizes the drilling results:

	2004		2003		2002	
	Gross	Net	Gross	Net	Gross	Net
Natural gas wells	10	4.0		—	—	—
Oil wells	6	3.5	2.0	1.6	—	—
Dry holes	10	4.8	4.0	2.4	—	—
Total wells	26	12.3	6.0	4.0	—	—

Forte increased its undeveloped land holdings in 2004 through purchases at crown land sales and through acquisitions. The following table sets out Forte's developed and undeveloped land holdings at December 31, 2004:

Acres	Developed Gross	Net	Undeveloped Gross	Net	Total Gross	Net
Alberta	76,170	37,725	132,642	84,657	208,812	122,382
Saskatchewan	5,969	5,468	17,805	12,905	23,774	18,373
British Columbia	9,393	3,202	81,971	16,727	91,364	19,929
Total	91,532	46,395	232,418	114,289	323,950	160,684

RESERVES

The crude oil, liquids and natural gas reserves of the Company were evaluated by the independent engineering firm of Sproule Associates Limited ("Sproule"). All of the Company's properties were evaluated by Sproule and each property, where proved or probable reserves were assigned, was evaluated with respect to geology, reservoir characteristics, production history and economic factors influencing the future revenue obtainable from the remaining reserves.

The reserve evaluation was reported to the Reserve Committee of the Board of Directors for its review. The Board of Directors through the Reserves Committee conducted certain due diligence and was satisfied with the process that had been used in the preparation of the reserve report. Presented below are summary tables of the Company's reserves as at December 31, 2004 based on Sproule's January 1, 2005 price forecast. All gross reserves are defined as the total remaining recoverable reserves owned by the Company before the deduction of royalties.

Reserves Catagory	Reserves Crude Oil Gross (Mbbls)	Crude Oil Net (Mbbls)	Natural Gas Gross (MMcf)	Natural Gas Net (MMcf)	Natural Gas Liquids Gross (Mbbls)	Natural Gas Liquids Net (Mbbls)
Proved						
Developed producing	2,717.0	2,385.8	7,429	5,587	132.8	92.0
Developed non-producing	16.5	15.7	262	200	2.8	2.2
Undeveloped	65.9	48.5	943	688	—	—
Total proved	2,799.4	2,450.0	8,634	6,475	135.6	94.2
Probable	1,242.4	1,093.3	4,598	3,518	71.3	50.4
Total proved plus probable	4,041.8	3,543.3	13,232	9,993	206.9	144.6

Reserves Catagory	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year) 0 ($M)	5 ($M)	10 ($M)	15 ($M)
Proved				
Developed producing	72,987	65,079	59,136	54,479
Developed non-producing	1,253	1,190	1,135	1,086
Undeveloped	3,639	3,103	2,718	2,412
Total Proved	77,879	69,372	62,989	57,977
Probable	25,721	18,173	13,749	10,909
Total proved plus probable	103,600	87,545	76,738	68,886

Forte did not have an independent reserve evaluation as at December 31, 2003. The reserve evaluation closest to that date was performed as at October 1, 2003. The following table reconciles reserves from October 1, 2003 to December 31, 2003 and then forward to December 31, 2004:

	Crude Oil Proven + Probable (Mbbls)	Natural Gas Proven + Probable (MMcf)	BOE Proven + Probable (Mboe)
Balance, October 1, 2003	2,526	3,293	3,075
Production	(119)	(176)	(148)
Discoveries, extensions	34	49	42
Revisions			
Balance, December 31, 2003	2,441	3,166	2,969
Production	(635)	(1,395)	(868)
Discoveries, extensions	281	1,805	582
Leaman acquisition	13	493	95
Oiltec acquisition	1,291	5,986	2,288
Denison acquisition	508	2,686	956
Revisions	350	491	432
Balance, December 31, 2004	4,249	13,232	6,454

Reserve addition costs for drilling, completion and acquisition operations, including corporate acquisitions, were $21.36 per boe. Reserve addition costs related to exploration, development and drilling activities were $21.37 per boe. Much of the Company's exploration program occurred in the fourth quarter. Management believes that reserves assigned to its recently drilled wells, which do not have an extensive production history, have been conservatively estimated and as production from these wells becomes more established there will be positive reserve additions in future years.

	Finding Development, and Acquisition Costs			
	2004	2003	2002	Total
Proven + probable reserves added (mboe)	4,353	1,418	1,440	7,005
Capital expenditures ($000's)	92,986	20,985	16,739	130,710
Costs per boe ($)	21.36	14.80	11.62	18.66

The detailed components of finding costs for 2004 were as follows:

	Proven + Probable Reserves (Mboe)	Costs Incurred ($000's)	$/boe
Denison acquisition	956	10,486	$10.96
Oiltec acquisition	2,288	59,981	$26.21
Leaman acquisition	95	850	$8.94
Drilling, extensions and revisions	1,014	21,669	$21.37
	4,353	92,986	$21.36

The Oiltec acquisition closed on June 23, 2004 by way of Plan of Arrangement. Pursuant to the arrangement, Forte issued 10,515,935 common shares and paid $11,864,000 cash for 100 percent of the outstanding shares of Oiltec. In addition, Forte assumed Oiltec's bank debt of $13,963,000. A value of $59,400,000 was assigned to the petroleum and natural gas properties acquired net of asset retirement obligations. This included $6 million of land value. The metrics of this acquisition are summarized below:

Reserve value assigned net of land ($000's):	53,380
Proven and probable reserves (mboe):	2,288
Daily production (boe/d):	1,100
$/boe for reserves net of land:	23.59
$/boe/d production:	48,527

At December 31, 2004 the reserves acquired from Oiltec were evaluated for the Company for the first time by Sproule. Following the acquisition, production from key properties in the Redwater and Laprise areas declined at a greater rate than anticipated. This was reflected in the reserves assigned by Sproule, which were 1.8 million boes less than had been assigned by Oiltec's independent engineers at Oiltec's previous year end, December 31, 2003.

Liquidity – Forte has a $34.5 million revolving line of credit of which $28.0 million is currently drawn. The revolving loan is demand in nature, however, the credit limits are based on a borrowing base calculation as determined by estimates of future cash flow from the Company's assets. The borrowing base calculation is subject to review at least annually with the next review scheduled for April 2005. The loans have certain covenants including quarterly tests of the working capital ratio, debt to equity ratio and debt to cash flow ratio.

On March 25, 2004 the Company issued 3.2 million shares at $2.50 per share to raise $7.45 million net of share issue costs. In April 2004, 1,341,000 preferred shares, Series I, were converted to common shares when the share price performance target of 20 consecutive trading days above $2.23 per share was met. On July 20, 2004 the Company issued 2.0 million flow-through common shares at $3.85 per share to raise $7.7 million before consideration of share issue costs. On December 16, 2004 the Company issued 1,500,000 flow-through shares at $4.30 per share to raise $6.45 million before consideration of share issue costs.

Management believes that the un-drawn credit line, cash flow from operations and working capital is sufficient to fund the Company's capital expenditure program for 2005. In addition, the Company issued 4.0 million common shares at $3.90 per share for gross proceeds of $15.6 million on February 24, 2005. Additionally in February 2005, the Company entered into a binding letter of intent to sell properties producing approximately 50 boe/d for $8.0 million. The effect of these transactions on the Company's liquidity is as follows:

	($000's)
Net debt and working capital deficit at December 31, 2004	(33,027)
Proceeds of February 24, 2005 financing, net of issue costs	14,800
Proceeds of property sale	8,000
Pro-forma net debt and working capital deficit	(10,227)

The pro-forma net debt and working capital is $24.25 million less than the authorized credit line and with cash flow there should be sufficient capital to fund the 2005 capital program of $35.5 million. At December 31, 2004 there were 37.1 million common shares outstanding. The performance targets for the outstanding Preferred Shares, Series I have been met and it is expected they will be converted to 1,341,000 common shares prior to March 31, 2005.

Asset retirement obligations – A new Canadian accounting standard for asset retirement obligations is effective for fiscal years beginning on or after January 1, 2004. As a result of the implementation of this new standard, the present value of the liability for future abandonment costs has been recorded at $9.386 million at December 31, 2004. The transitional provisions require that this standard be applied retroactively with restatement of prior periods. As a result, 2003 comparative numbers have been restated as follows:

Financial Statements at December 31, 2003 ($000's)	As Reported	Change	As Restated
Capital assets	32,111	1,922	34,033
Asset retirement obligation	—	2,878	2,878
Provision for site restoration and abandonment	1,304	(1,304)	—
Future income taxes	1,201	138	1,339
Retained earnings	452	220	672
Depletion, depreciation and accretion	7,198	(225)	6,973
Provision for income taxes	371	86	457
Net Income	92	139	231

FINANCIAL INSTRUMENTS

In October 2004 the Company entered into a forward sales contract for 500 bbls/d in the 2005 calendar year at a price of $58.30 Cdn per bbl. This contract has been entered into with the company that purchases Forte's crude oil and is settled monthly in conjunction with payment for crude oil delivered under the Company's marketing agreement. A similar arrangement was entered into on February 24, 2005 for 200 bbls/d for the period from March 1, 2005 to December 31, 2005 at a price of $61.67 Cdn. In December 2004 the Company entered into a similar contract with its gas marketer to sell 500 mcf/d of its gas production at a price of $7.00 per mcf at AECO for the period from April 1, 2005 to October 31, 2005.

CONTRACTUAL OBLIGATIONS

The Company has entered into various commitments related to the Calgary office lease. The following table summarizes the outstanding contractual obligations of the Company for its office lease for the next five years and thereafter:

($000's)	2005	2006	2007	2008	2009	Total
(unaudited)	298	298	298	298	99	1,291

OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

The Company has not entered into any off-balance sheet transactions or any related party transactions. Forte has assumed the office lease of Oiltec, which has approximately four years remaining at an annual cost of $135,000. The Oiltec office lease has been sublet at no net cost to the Company for the remaining term of the lease.

SELECTED QUARTERLY INFORMATION (1)

($000's, except per share)	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1
Revenue, net of royalties	9,310	10,835	6,430	4,516	4,503	4,389	3,271	3,137
Cash flow from								
Operations	4,355	6,208	3,259	2,354	1,908	2,364	1,574	1,825
Per share – basic	0.13	0.17	0.14	0.15	0.12	0.14	0.10	0.11
Per share – diluted	0.15	0.16	0.13	0.12	0.10	0.12	0.08	0.09
Net earnings	(162)	408	(70)	32	124	(453)	173	386
Per share · basic	(0.01)	0.01	—	—	0.01	(0.03)	0.01	0.02
Per share · diluted	(0.01)	0.01	—	—	0.01	(0.03)	0.01	0.02
Total Assets	129,574	126,359	121,568	50,199	37,688	35,603	36,507	24,801
Bank Debt	28,005	33,796	35,765	8,324	11,077	11,149	13,927	351

(1) Unaudited and restated for changes in accounting policy related to Asset Retirement Obligations

SELECTED ANNUAL INFORMATION (1)

($000's except per share data)	2004	2003	2002
Revenue, net of royalties	31,091	15,300	3,687
Cash flow from operations	16,176	7,670	1,936
Per share · basic	0.59	0.48	0.13
Per share · diluted	0.56	0.39	0.10
Net earnings	208	231	467
Per share · basic	0.01	0.01	0.03
Per share · diluted	0.01	0.01	0.03
Total Assets	129,574	37,688	21,263
Bank Debt	28,005	11,077	823

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

CRITICAL ACCOUNTING ESTIMATES

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that may have a significant impact on the financial results of the Company. A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 to the annual consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

(a) Full cost accounting

The Company follows the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproven properties, and estimated future development costs are amortized using the unit-of-production method based on estimated proven reserves. Changes in estimated proven reserves or future development costs have a direct impact on depletion and depreciation expense.

Certain costs related to unproven properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they should be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation expenses.

The alternative method of accounting for oil and natural gas properties and equipment is the successful efforts method. A major difference in applying the successful efforts method is that exploratory dry holes and geological and geophysical exploration costs would be charged against net earnings in the year incurred rather than being capitalized to property, plant and equipment.

(b) Oil and natural gas reserves

The Company's proved oil and gas reserves are 100 percent evaluated and reported on by an independent petroleum engineering consultant. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to a number of uncertainties and various interpretations. The Company expects that over time its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production levels. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion and depreciation. A revision to the reserve estimate could result in a higher or lower DD&A charge to net earnings. Downward revisions to reserve estimates could also result in a write-down of oil and natural gas property, plant and equipment under the ceiling test.

(c) Full cost accounting ceiling test
The carrying value of property, plant and equipment is reviewed for impairment Impairment is determined by the carrying amount of the property, plant and equipment exceeding the sum of the undiscounted cash flows expected to result from the Company's proved reserves. Cash flows are calculated based on third party quoted forward prices and adjusted for the Company's contract prices and quality differentials. If there is impairment, the magnitude of such impairment would be calculated by comparing the carrying value of property, plant and equipment to the estimated net present value of future cash flow from proved plus risked probable reserves. A risk free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of future cash flow would be recorded as a permanent impairment and charged as additional depletion expense in the consolidated statement of earnings. No write-down is required at December 31, 2004.

(d) Asset retirement obligation
The Company recognizes the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of this accretion is charged to earnings in the period. Revisions to the estimated timing of cash flow or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company's earnings in the period in which the settlement occurs.

Determination of the original undiscounted costs is based on estimates using current costs and technology in accordance with existing legislation and industry practice. The estimation of these costs can be affected by factors such as the number of wells drilled, well depth and area specific environmental legislation.

(e) Future income tax
The Company follows the liability method of accounting for income taxes. Under this method income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax base, using substantively enacted future income tax rates. In June 2003, the Federal Government introduced a gradual reduction in the general corporate income tax rate over a five year period starting January 1, 2003. The impact of the new legislation requires the Company to schedule out all existing temporary differences, identify the accounting and tax values during the five year phase-in period for the declining tax rates and recalculate the future income tax balance using tax rates in effect when temporary differences reverse. The above noted forecasts of estimated net revenue streams are utilized to calculate the future tax provision and, as such, are subject to revisions, both upwards and downwards, that are not known at this time. In addition to these revisions, future capital activities can impact the timing of the reversal of any temporary differences. These differences can have an impact on the amount of future taxes determined at a point in time, and to the extent that these differences are created, they can impact the charge against earnings for future taxes.

(f) Stock-based compensation
The Company's Stock Option Plan provides for granting of options to directors, officers, employees and consultants. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

BUSINESS RISKS
The business of exploration, development and acquisition of oil and gas reserves involves a number of uncertainties and as a result Forte is exposed to certain business risks inherent in the oil and gas industry which may impact Forte's results. These business risks can be generally grouped into two major areas: operational risks, which includes environmental risks, and financial risks.

Operationally, the Company faces risks associated with finding, developing and producing oil and gas reserves. The Company attempts to control operating risks by maintaining a disciplined approach to implementation of the exploration and development program. Exploration risks are managed by hiring experienced technical staff and by concentrating the exploration activity on specific core regions where the Company has experience and expertise. The Company also attempts to operate associated projects where its level of ownership is sufficient to justify same. Operational control allows the Company to manage the costs, timing and sales of production.

Estimates of economically recoverable reserves and the future net cash flow they will generate are based on a number of factors and assumptions, such as commodity prices, projected production and future operating costs. All of these estimates may vary from actual results. The Company has its reserves evaluated annually by an independent engineering firm and reviews their findings with the Board of Directors.

Environmental risks are also associated with field operations. The Company has health and safety programs and procedures, and an environmental standards policy. These policies and procedures are designed to protect and maintain the environment with respect to all Company operations on behalf of the shareholders, employees and public. Forte also carries environmental liability, property, drilling and general liability insurance.

The Company is also exposed to financial risks in the form of commodity prices, interest rates, the Canadian to U.S. dollar exchange rate and inflation. Forte manages commodity price risks by focusing its capital program on areas that will generate attractive rates of return even at substantially lower commodity prices than the industry is currently receiving. The Company also conducts a price-hedging program designed to mitigate large downward movements in commodity prices.

OUTLOOK

Forte enters 2005 in the early stages of development of its extensive prospect inventory. For 2005 the Board of Directors has approved a capital expenditure budget of $35.5 million to be used for exploration and development activities.The budget includes the drilling of approximately 50 gross (26.5 net) wells. The Company's market guidance for production and cash flow for 2005 is anticipated to fall within the following ranges:

Average 2005 production rate:	3,800 – 4,200 boe/d
Exit 2005 production rate:	4,500 – 4,800 boe/d
Cash flow (000's)	$30,000 - $34,000
Cash flow per share - basic	$0.81 - $0.91

A complete summary of the assumptions and estimates used in the market guidance is as follows:

	Year Ended
Crude oil and liquids	
Production (bbls/d)	2,367 - 2,600
Price ($U.S. WTI)	$38.00
Exchange rate (Cdn/US)	$0.82
Natural gas	
Production (Mmcf/d)	8,600 - 9,600
Price ($Cdn/Mcf)	$6.50
Boe/d	3,800 - 4,200
Operating costs ($/Boe)	$9.90
Royalty rate	20%
Cash flow (000's)	$30,000 - $34,000
per basic share	$0.81 - $0.91
per diluted share	$0.75 - $0.85

Cash Flow Sensitivity	2005 ($000's)
$1 WTI per Bbl	640
$0.10 per Mcf	375
1% interest	275
$0.01 Cdn $ vs. U.S. $	300

Forte's 2005 capital program will focus on the following areas:

- Evaluation of the 3D seismic program and identification of potential future locations targeting the Baldonnel, Bluesky, Coplin and Slave Point locations at Laprise.
- Continue the development of the Redwater property with additional horizontal wells targeting in the Basal Quartz formation and vertical wells to obtain production from the Bruderheim location.
- Continued drilling and extensions to our West Central, Alberta discovery.
- Continued drilling in and development of the Leaman area Paleozoic oil pool.
- Completion of the Webster well in the Wabamun formation as well as drilling additional wells in the Peace River Arch targeting the Halfway, Montney and Banff formations.

MANAGEMENT'S REPORT

To the Shareholders of **Forte Resources Inc.:**

All of the information in this annual report is the responsibility of management. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial information elsewhere in the annual report has been reviewed to ensure consistency in all material respects with that in the financial statements.

The Company maintains appropriate systems of internal control to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records provided reliable and accurate information for the preparation of financial statements.

Deloitte and Touche, LLP, an independent firm of chartered accountants, has been engaged to examine the financial statements and provide their auditors' report. Their report is presented with the financial statements.

The directors are responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The directors exercise this responsibility through the audit committee. This committee, which is comprised of directors who are not employees of the Company, meets with management and the external auditors to satisfy itself that management responsibilities are properly discharged and to review the financial statements before they are presented to the directors for approval. The financial statements have been approved by the Board of Directors on the recommendation of the audit committee.



Doug Baker
President and Chief Financial Officer



T.J. MacKay
Chairman and Chief Executive Officer

AUDITORS' REPORT

To the Shareholders of **Forte Resources Inc.:**

We have audited the consolidated balance sheets of **Forte Resources Inc.** as at December 31, 2004 and 2003 and the consolidated statements of income and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants

Calgary, Alberta
March 15, 2005

FORTE RESOURCES INC.

Consolidated Balance Sheets

As at December 31, 2004 and 2003

	2004 $	2003 $
		(Restated - Notes 2 and 3)
ASSETS		
CURRENT		
Accounts receivable	**9,309,152**	3,645,149
Capital assets (Note 5)	**111,487,618**	34,043,122
Goodwill (Note 4)	**8,776,915**	—
	129,573,685	37,688,271
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**14,351,052**	5,648,362
Revolving bank loan (Note 6)	**28,004,793**	11,077,300
	42,355,845	16,725,662
Asset retirement obligation (Note 3)	**4,707,191**	2,877,975
Future income taxes (Note 8)	**4,960,768**	1,338,567
	52,023,804	20,942,204
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**76,328,512**	16,064,682
Contributed surplus	**340,633**	8,983
Retained earnings	**880,736**	672,402
	77,549,881	16,746,067
	129,573,685	37,688,271

APPROVED BY THE BOARD,





Doug N. Baker
President & CFO, Director

Thomas J. MacKay
Chairman & CEO, Director

Consolidated Statements of Income and Retained Earnings

Years Ended December 31, 2004 and 2003

	2004 $	2003 $ (Restated - Notes 2 and 3)
REVENUE		
Oil and gas	**38,482,351**	18,630,163
EXPENSES		
Royalties	**7,392,321**	3,330,094
Operating	**11,496,055**	6,399,962
General and administrative (Note 5)	**2,124,756**	876,137
Interest	**971,526**	336,078
Stock based compensation	**331,650**	8,983
Depletion, depreciation and accretion (Note 5)	**15,923,555**	6,973,416
	38,239,863	17,924,670
INCOME BEFORE INCOME TAXES	**242,488**	705,493
PROVISION FOR INCOME TAXES		
Future (Note 8)	**(287,143)**	457,342
Capital	**321,297**	17,484
	34,154	474,826
NET INCOME	**208,334**	230,667
RETAINED EARNINGS, BEGINNING OF YEAR		
Beginning of year, as previously reported	**452,217**	359,740
Change in accounting policy related to asset retirement obligations (Notes 2 and 3)	**220,185**	81,995
Beginning of year, as restated	**672,402**	441,735
RETAINED EARNINGS, END OF YEAR	**880,736**	672,402
Net income per common share (Note 2)		
Basic and diluted	**0.01**	0.01
Weighted average number of common shares outstanding (Note 2)		
Basic	**27,641,412**	16,143,144
Diluted	**28,996,845**	19,506,557

FORTE RESOURCES INC.

Consolidated Statements of Cash Flows

Years Ended December 31, 2004 and 2003

	2004 $	2003 $ (Restated - Notes 2 and 3)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net income	**208,334**	230,667
Adjustments for:		
Depletion, depreciation and accretion	**15,923,555**	6,973,416
Future income taxes	**(287,143)**	457,342
Stock-based compensation	**331,650**	8,983
	16,176,396	7,670,408
Asset retirement expenditures	**(282,784)**	(62,203)
Changes in non-cash working capital (Note 11)	**214,348**	1,328,896
	16,107,960	8,937,101
FINANCING		
Revolving bank loan	**(210,230)**	10,254,136
Issuance of common shares, net of issue costs	**20,868,841**	397,278
	20,658,611	10,651,414
INVESTING		
Capital expenditures	**(22,514,882)**	(20,922,630)
Acquisition of Oiltec Resources Ltd. (Note 4)	**(11,864,000)**	—
Changes in non cash working capital (Note 11)	**(2,387,689)**	1,334,115
	(36,766,571)	(19,588,515)
NET CHANGE IN CASH	—	—
CASH, BEGINNING AND END OF YEAR	—	—
SUPPLEMENTARY INFORMATION		
Interest received	—	—
Interest paid	**768,111**	317,708
Taxes paid	**89,968**	22,484

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

Forte Resources Inc. ("Forte" or the "Company") was incorporated under the laws of the Province of Alberta by Articles of Incorporation. The Company is engaged in the exploration and development of petroleum and natural gas properties through its wholly-owned subsidiaries.Forte Oil Corporation and Denison Resources Inc., which were acquired in 2004 in two separate corporate reorganizations effected by Plans of Arrangement.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the Company and its wholly owned subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles, including the changes in accounting policies adopted January 1, 2004 as outlined in Note 3. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results can differ from those estimates.

CAPITAL ASSETS

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas properties and related reserves are capitalized into a single Canadian cost centre. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, geological and geophysical expenditures, well equipment and certain other overhead expenditures related to exploration.

Capitalized costs, including tangible well equipment, are depleted using the unit-of-production method based on estimated proven reserves of petroleum and natural gas before royalties. Unproven properties are excluded from the depletion calculation until quantities of proven reserves or impairment can be determined. Depreciation of office equipment is computed using the diminishing-balance method at an annual rate of 25 percent.

Gains or losses on the sale or disposition of petroleum and natural gas properties are not recognized except under circumstances, which result in a major revision of the depletion rate.

The Company calculates a ceiling test whereby the carrying value of property and equipment is compared to the sum of the undiscounted cash flows expected to result from the future production of proved reserves and the sale of unproved properties. Cash flows are based on third party quoted prices, adjusted for transportation and quality differentials. Should the ceiling test result in excess carrying value, the Company would then measure the amount of the impairment by comparing the carrying amounts of property and equipment to an amount equal to the net present value of future cash flows from proved plus probable reserves and the sale of unproved properties. The Company's risk-free interest rate is used to arrive at net present value of future cash flows, any excess carrying amount would be recorded as a permanent impairment.

JOINT VENTURES

Substantially, all of the Company's exploration and development activities are conducted jointly with others and accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Income tax expense (recovery) is computed based on the change during the year in the future tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantially enacted.

FLOW-THROUGH SHARES

The Company has financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to the subscribers. Share capital is reduced and future income tax liability is increased by the estimated cost of the renounced tax deductions at the time expenditures are renounced.

REVENUE RECOGNITION

Revenue from the sale of oil and gas is recognized based on volume delivered at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production-based royalty expenses, are recognized in the same period in which the related revenue is earned and recorded.

FINANCIAL INSTRUMENTS

The Company may enter into financial instruments to hedge against adverse fluctuations in foreign exchange rates, electricity rates, interest rates and commodity prices. Payments or receipts on financial instruments that are designated and effective as hedges are recognized in income concurrently with the hedged transaction. If the hedge of an anticipated future transaction is terminated or if a hedge ceases to be effective, the gain or loss at that date is deferred and recognized concurrently with the anticipated transaction. Subsequent changes in the value of the financial instrument are reflected in income. Any financial instrument that does not constitute a hedge is recorded at fair value with any resulting gain or loss reflected in income.

STOCK-BASED COMPENSATION EXPENSE

The Company has adopted the fair value method of accounting for stock options granted to employees and directors during 2003. Stock-based compensation expense is recorded for all options granted after January 1, 2004, with a corresponding increase recorded as contributed surplus. Stock-based compensation expense is based on the estimated fair value of the related stock option at the time of the grant and is recognized over the vesting period of the option. For options granted between January 1, 2002 and January 1, 2003, the Company continues to disclose the pro forma earnings impact of related stock-based compensation expense as if this fair value method had been adopted at the beginning of that period (see Note 7). When stock options are exercised, the amounts previously accumulated as contributed surplus are credited to share capital at that time.

PER SHARE AMOUNTS

Per share amounts are calculated using the total weighted average number of common shares outstanding during the year. Diluted per share calculations reflect the exercise or conversion of potentially dilutive securities at the later of the date of grant of such securities or the beginning of the year. The Company computes diluted earnings per share using the treasury stock method to determine the dilutive effect of stock options.

GOODWILL

Goodwill is the excess of the total purchase price over the fair value of the net identifiable assets acquired and the liabilities assumed in business acquisitions. Goodwill is assessed for impairment annually at year-end or as events occur that could result in impairment. Impairment is recognized based on the fair value of the reporting unit compared to the carrying value of its assets. If the fair value of the reporting unit is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the reporting unit had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting unit over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of the goodwill over this impaired fair value is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

The following policies were adopted effective January 1, 2004:

ASSET RETIREMENT OBLIGATIONS

The Company adopted CICA section 3110, "Asset Retirement Obligations" which requires that the recognition of the fair value of obligations associated with the retirement of long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability with the accretion amount included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying assets. The impact of the adoption of CICA section 3110, which has been applied retroactively, is disclosed in Note 3 of the consolidated financial statements.

PROPERTY AND EQUIPMENT - OIL AND GAS

The Company adopted Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16"), which replaces Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry". AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, "Impairment of Long-lived Assets". The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the proved oil and gas reserves. If the carrying value is lower than this amount the costs centre is written down to its fair value using the expected present value approach. This approach incorporates risk and uncertainties in the expected future cash flows, which are discounted using a risk-free rate of five percent. The adoption of AcG-16 had no effect on the Company's financial results as at January 1, 2004.

The test for impairment of the Company's oil and gas carrying value was calculated at December 31, 2004 using the following product price assumptions, which were based upon the average of the current price assumptions of the Company's independent engineers and the forward strip of the New York Mercantile Exchange:

Year	Oil WTI US$	Natural Gas AECO Cdn$
2005	47.72	6.97
2006	45.57	6.66
2007	41.19	6.21
2008	38.73	5.73
2009	37.42	5.37
Thereafter	36.40 – 37.45	5.47 – 5.98

HEDGING RELATIONSHIPS

The CICA published an amended Accounting Guideline 13, "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. All derivative instruments that do not qualify as a hedge under the guideline, or are not properly designated as a hedge, will be recorded on the balance sheet as either an asset or a liability with changes in fair value recognized in earnings. The Company adopted the standard January 1, 2004 with no impact on the financial results as it continues to follow hedge accounting.

3. ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004 the Company adopted new recommendations related to Asset Retirement Obligations as stated in Note 2 and as a result year-end December 31, 2003 results were restated as follows:

Consolidated Balance Sheet as at December 31, 2003	As Reported $	Change $	As Restated $
Capital assets	32,110,822	1,932,300	34,043,122
Asset retirement obligation	—	2,877,975	2,877,975
Provision for site restoration and abandonment	1,303,700	(1,303,700)	—
Future income taxes	1,200,727	137,840	1,338,567
Retained earnings, end of year	452,217	220,185	672,402

Consolidated Statement of Income and Retained Earnings for the Year Ended December 31, 2003	As Reported $	Change $	As Restated $
Depletion, depreciation and accretion	7,198,116	(224,700)	6,973,416
Provision for income taxes	370,832	86,510	457,342
Net income	92,477	138,190	230,667

At December 31, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $9,386,000. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit adjusted interest rate of eight percent and an inflation rate of 1.5 percent.

Changes to asset retirement obligations were as follows:

	2004 $	2003 $
Asset retirement obligations, beginning of the year	2,877,975	2,067,178
Liabilities incurred on acquisitions	1,726,000	—
Liabilities incurred through operations	330,000	756,000
Liabilities settled	(282,784)	(62,203)
Accretion	249,000	117,000
Change in estimates	(193,000)	—
Asset retirement obligations, end of year	4,707,191	2,877,975

4. ACQUISITIONS

On March 9, 2004 the Company completed an Arrangement Agreement (the "Denison Arrangement") with Denison Energy Inc. ("Denison") and certain other parties, under which the oil and gas assets and a subsidiary of Denison were acquired by the Company. For each Forte Oil Corporation share owned, shareholders received 0.894 shares (representing approximately 80 percent) of a newly formed public company, created for this purpose. Shareholders of Denison received 3,733,886 shares of the Company (representing approximately 20 percent of the outstanding shares). The values assigned to the net assets acquired are as follows:

	$
Net assets acquired	1,069,656
Current assets	10,486,169
Capital assets	(958,963)
Current liabilities	(1,125,000)
Asset retirement obligation	(3,175,000)
Bank loan	6,296,862
Consideration	
Common shares (3,733,886 shares)	6,296,862

On June 23, 2004 the Company completed an Arrangement Agreement with Oiltec Resources Ltd. ("Oiltec") under which 100% of the shares of Oiltec were acquired by Forte and Oiltec was amalgamated with Forte Oil Corporation, a wholly owned subsidiary of the Company. Shareholders of Oiltec received 10,515,935 common shares and $11.864 million cash in total for their Oiltec shares. The transaction has been accounted for as a purchase of Oiltec by Forte and the values assigned to the net assets acquired are as follows:

	$
Net assets acquired	
Current assets	3,294,809
Capital assets	59,981,000
Goodwill	8,776,915
Current liabilities	(8,617,530)
Future tax liability	(4,408,072)
Asset retirement obligation	(601,000)
Bank debt	(13,962,723)
	44,463,399
Consideration	
Common shares (10,515,935 shares)	32,599,399
Cash	11,864,000
	44,463,399

5. CAPITAL ASSETS

	2004 $	2003 $
Petroleum and natural gas properties	134,747,649	41,831,263
Office furniture and equipment	310,680	95,015
	135,058,329	41,926,278
Accumulated depletion and depreciation	(23,570,711)	(7,883,156)
	111,487,618	34,043,122

The Company capitalized general and administrative costs of $770,100 for the year ended December 31, 2004 (2003 - $522,570) relating to exploration and development activity. Costs attributed to undeveloped land of $11,007,612 for the year ended December 31, 2004 (2003 - $4,164,546) have been excluded from the calculation of depletion and depreciation. At December 31, 2004, the asset retirement obligation expense of $814,000 (2003 - $1,107,600) was included in depletion and depreciation expense. Accretion expense of $249,000 was included in depletion and depreciation for the year ended December 31, 2004 (December 31, 2003- $117,000). The total asset retirement obligation at December 31, 2004 was $9,386,000 (2003 - $5,747,000) and these costs are expected to be incurred over the next 10 to 15 years. The Company incurred site restoration costs of $282,784 during the year ended December 31, 2004 (2003 - $62,203).

6. REVOLVING BANK LOAN

The Company had a demand revolving credit facility with a limit of $34.0 million at December 31, 2004, of which $28.0 million had been drawn down (2003 - $11.08 million). The facility is secured by a general security agreement and a $60.0 million first floating charge debenture covering all of the Company's assets. Interest is payable at the bank prime rate plus 0.4 percent. The Company also has a fixed term compressor loan facility of $450,000, with interest at the prime rate plus two percent and monthly principle repayments of $30,000.

7. SHARE CAPITAL

AUTHORIZED

The Company is authorized to issue an unlimited number of common shares. The Company is also authorized to issue an unlimited number of First preferred shares and Second preferred shares as well as 3,500,000 First preferred shares, Series I.

	2004		2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Issued				
Common shares				
Beginning of the year	16,398,700	16,064,652	15,998,700	15,667,374
Issued on acquisition of Denison assets (note 4)	3,733,886	6,296,862	—	—
Issued on acquisition of Oiltec (note 4)	10,515,935	32,599,399	—	—
Issued for cash	6,865,949	22,335,687	400,000	400,000
Share issue costs	—	(1,466,846)	—	(2,722)
Tax benefit of share issue costs	—	498,728	—	—
Conversion of Preferred, Series I shares	1,341,000	15	—	—
Reduction resulting from the Denison Arrangement	(1,738,262)	—	—	—
End of year	37,117,208	76,328,497	16,398,700	16,064,652

	2004		2003	
	Number of Shares	Amount $	Number of Shares	Amount $
First preferred, Series I shares				
Beginning of year	3,000,000	30	3,000,000	30
Reduction resulting from the Denison Arrangement	(318,000)	—	—	—
Conversion to common shares	(1,341,000)	(15)	—	—
End of year	1,341,000	15	3,000,000	30
		76,328,512		16,064,682

The First preferred, Series I shares are convertible on a one-for-one basis into common shares of the Company if certain performance targets are met. These performance targets include measures of cash flow per share, share price or rate of return in the event of a sale of the Company. The performance targets are measured over a three and five year term. If the targets are not met prior to August 28, 2006, the conversion rights attached to the First preferred, Series I shares will expire. Performance targets for the three year period were met and 1,341,000 performance shares were converted to common shares in April 2004. Performance targets for the five year period were met in February 2005 and the remaining 1,341,000 performance shares will be converted to common shares in March 2005.

In March 2004, the Company issued 3.2 million common shares at $2.50 per share for gross proceeds of $8.0 million. In July 2004, the Company issued 2.0 million flow-through shares at $3.85 per share for gross proceeds of $7.7 million. In December 2004, the Company issued 1.5 million flow through shares at $4.30 per share for gross proceeds of $6.45 million. The Company renounced eligible expenditures of $14.2 million for the 2004 taxation year. At December 31, 2004 $9.4 million of eligible expenditures had been incurred and the Company will incur the remaining expenses prior to December 31, 2005. In 2002, 998,700 flow-through common shares were issued at $2.25 per share. As at December 31, 2003, all expenditures required to be expended under the 2002 flow-through agreement had been made.

Under the Company's stock option plan, the Company may grant options to directors, employees and consultants up to 10 percent of the issued and outstanding common shares. Under the plan, options vest 1/3 annually over a three year period and an option's maximum term is five years.

A summary of the status of the stock option plan as of December 31, 2004 and 2003, and changes during the years then ended, is presented below:

	2004		2003	
	Number of Shares	Average Exercise Price $	Number of Shares	Average Exercise Price $
Outstanding, beginning of year	885,000	1.08	885,000	1.00
Reduction resulting from Plan of Arrangement (Note 4)	(93,810)	—	—	—
Granted	1,016,000	3.02	125,000	1.60
Exercised	(165,920)	1.12	—	—
Cancelled	(127,050)	2.05	(125,000)	1.00
Outstanding, end of year	1,514,220	2.36	885,000	1.08
Exercisable, end of year	383,891	1.19	320,000	1.16

The following table summarizes information about stock options outstanding at December 31, 2004:

Exercise Price $	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Number of Shares Exercisable
1.12	446,470	1.83 — 3.83	346,641
1.79	111,750	3.25	37,250
2.75 — 3.19	956,000	4.23 — 4.99	—
	1,514,220		383,891

The following table summarizes information about stock options outstanding at December 31, 2003.

Exercise Price $	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Number of Shares Exercisable
1.00	200,000	2.83	133,332
1.00	150,000	3.58	50,000
1.00	410,000	3.83	136,668
1.60	125,000	4.25	—
	885,000		320,000

During 2002, the Company issued Agent's Options to purchase 400,000 common shares at a price of $1.00 per share. These options were exercised August 28, 2003.

In 2003, the Company adopted the fair value based method of accounting for its stock based compensation plan whereby the fair value of stock options granted after January 1, 2003 is recognized as general and administrative expense and as contributed surplus. The stock based compensation expense for 2004 is $331,650 (2003 - $8,983). Had compensation expense associated with the Company's stock option plan been recognized using the fair value based method for all option grants prior to January 1, 2003, the pro forma effect would have been as follows:

	2004 $	2003 $
Compensation costs	40,022	45,511
Net income:		
As reported - restated (Notes 2 and 3)	208,334	230,667
Pro forma	168,312	185,156
Net income per share:		
As reported - Basic and diluted	0.01	0.01
Pro forma - Basic and diluted	0.01	0.01

The weighted average fair value of stock options granted during the year ended December 31, 2004 was $3.02 (2003 - $1.60) per stock option. The fair value of each stock option granted during the year ended December 31, 2004 is estimated on the date of grant using the Black-Scholes option-pricing model with the weighted average assumptions for grants as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Risk free interest rate	4.0%	4.0%
Expected lives (years)	5.0	5.0
Dividend per share	$Nil	$Nil
Expected volatility	60%	—

8. PROVISION FOR INCOME TAXES

The provision for future income taxes varies from the amounts that would be computed by applying the effective Canadian federal and provincial income tax rates to the income before income taxes as follows:

	2004 $	2003 $
Income before income taxes	242,488	705,493
Corporate income tax rate	39.25%	40.75%
	95,177	287,488
Increase from		
Non-deductible crown charges	(99,910)	346,440
Other non-deductible expenses	123,259	5,727
Rate reductions	(405,669)	(182,313)
Future income tax expense (recovery)	(287,143)	457,342

The major components of the future income tax liability at December 31, 2004, using a combined federal and provincial rate of 34.5 percent (2003 – 38.5 percent), are as follows:

	2004		2003	
	Amount $	Future Income Taxes $	Amount $	Future Income Taxes $
Temporary differences:				
Future income tax liability				
Carrying value of capital assets in excess of tax basis	15,956,293	5,601,722	4,010,147	1,543,907
Future income tax assets				
Share issue costs	(1,818,196)	(640,954)	(533,350)	(205,340)
Net future income tax liability	14,138,097	4,960,768	3,476,797	1,338,567

9. FINANCIAL INSTRUMENTS

The Company's accounts receivable, accounts payable and accrued liabilities and revolving bank loan constitute financial instruments. The fair values of these financial instruments approximate their carrying amount due to the short-term maturity of these financial instruments.

The Company is exposed to credit related losses, in the event of default by counterparties to financial instruments. The Company does not expect the counterparty to its forward sales contracts to fail to meet its obligations because of its investment grade credit quality. The Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

The foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and the U.S. dollar will affect the price the Company receives for its sale of crude oil, natural gas and natural gas liquids.

The Company's revolving bank loan bears interest at bank prime plus 0.4 percent. The interest rate risk is the risk that the bank prime rate may fluctuate in the future.

The Company's revenues are generated from the sale of crude oil, natural gas and natural gas liquids. The prices for these commodities are subject to considerable risk of fluctuation due to various factors, including changes to world supply and demand, local supply and demand and geopolitical issues.

FORWARD SALES CONTRACTS

The Company entered into, as at December 31, 2004, the following sales contracts with the marketers of its crude oil and natural gas products to hedge its oil and gas price risk.

Product	Volume Per Day	Price $ Cdn	Delivery Point	Term
Natural Gas	500 mcf/d	7.00	AECO	April 1, 2005 to October 31, 2005
Crude Oil	500 bbls/d	58.30	WTI	January 1, 2005 to December 31, 2005
Crude Oil	200 bbls/d	61.67	WTI	March 1, 2005 to December 31, 2005

The above contracts are physical contracts that are intended to be settled financially each month as part of the process by which the Company is paid for its production and sales. Any gain or loss is included in revenue received for the Company's crude oil or gas sales for the corresponding month.

10. COMMITMENT, GUARANTEES AND CONTINGENCIES

Principal repayments under the Company's office lease are required as follows:

	$
2005	298,000
2006	298,000
2007	298,000
2008	298,000
2009	99,000

In addition, the Company has assumed the office lease of Oiltec Resources Ltd., which has approximately four years remaining at an annual cost of $135,000. This lease has been sublet at no net cost to the Company for the remaining term of the lease.

The Company has various guarantees and indemnifications in place in the ordinary course of business, none of which, as assessed by management, are expected to have a significant impact on the Company's financial statements or operations.

11. CHANGES IN NON-CASH WORKING CAPITAL

	Investing	Operating	Total
December 31, 2003			
Accounts payable and accrued liabilities	1,869,440	3,778,922	5,648,362
Accounts receivable	454,018	3,191,131	3,645,149
	1,415,422	587,791	2,003,213
December 31, 2004			
Accounts payable and accrued liabilities	6,102,068	8,248,984	14,351,052
Accounts receivable	2,899,335	6,409,817	9,309,152
	3,202,733	1,839,167	5,041,900
Net change	1,787,311	1,251,376	3,038,687
Denison working capital acquired	—	110,693	110,693
Oiltec working capital acquired	(4,175,000)	(1,147,721)	(5,322,721)
Change in non-cash working capital	(2,387,689)	214,348	(2,173,341)

12. SUBSEQUENT EVENTS

On February 24, 2005 the Company issued 4,000,000 common shares at $3.90 for gross proceeds of $15,600,000. In March, 2005 the Company entered into a binding letter of intent to sell properties producing approximately 50 boe/d for $8.0 million. The transaction is expected to close prior to March 31, 2005.

CORPORATE INFORMATION

DIRECTORS

Doug N. Baker
President & CFO, Forte Resources Inc.

James S. Blair
President & CEO, ExAlta Energy Inc.

W. Peter Comber
Managing Director,
Barrantagh Investment Management Inc.

Gregory S. Fletcher
President, Sierra Energy Inc.

R. Bruce Hammond
Senior VP & COO, Forte Resources Inc.

Thomas J. MacKay
Chairman & CEO, Forte Resources Inc.

David V. Richards
Managing Director, Network Capital Inc.

Glen D. Roane
Independent Businessman

MANAGEMENT

Thomas J. MacKay
Chairman & CEO, Director

Doug N. Baker
President & CFO, Director

R. Bruce Hammond
Senior VP & COO, Director

Christine Robertson
VP Engineering

LEGAL COUNSEL
Burnet, Duckworth, and Palmer, LLP

AUDITORS
Deloitte and Touche, LLP

BANKERS
ATB Financial
3rd Floor, 239 8 Avenue SW
Calgary, AB T2P 1B9

TRANSFER AGENT & REGISTRAR
Computershare Trust Company of Canada

RESERVES EVALUATION CONSULTANTS
Sproule Associates Limited

HEAD OFFICE

2450, 500 - 4th Avenue SW
Calgary, Alberta T2P 2V6
Canada

Tel: (403) 237-5163
Fax: (403) 237-5256
Email: info@forteresources.ca
www.forteresources.ca

ABBREVIATIONS

bbls	barrels
bbls/d	barrels per day
mbbls	thousand barrels
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmcf	million cubic feet
mmcf/d	million cubic feet per day
NGL	Natural Gas Liquids
bcf	billion cubic feet
boe	barrels of oil equivalent (6 mcf:1 bbl)
boe/d	barrels of oil equivalent per day
mmboe	million barrels of oil equivalent

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Forte Resources Inc.'s annual meeting of shareholders will be held Wednesday, April 27, 2005, at 10:00 a.m. Mountain Time in the Viking Room on the main floor of the Calgary Petroleum Club. All shareholders are invited to attend.

Designed & Produced by Iradesso Communications

FORTÉ RESOURCES INC.

2450, 500 - 4th Avenue SW
Calgary, Alberta T2P 2V6

T: (403) 237-5163
F: (403) 237-5256

www.forteresources.ca

Consolidated Financial Statements of

FORTE RESOURCES INC.

December 31, 2004 and 2003

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-287 1
www.deloitte.ca

Auditors' Report

To the Shareholders of
Forte Resources Inc.:

We have audited the consolidated balance sheets of **Forte Resources Inc.** as at December 31, 2004 and 2003 and the consolidated statements of income and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
March 15, 2005

Chartered Accountants

FORTE RESOURCES INC.

Consolidated Statements of Income and Retained Earnings
Years Ended December 31, 2004 and 2003

	2004	2003
	$	$
		(Restated - Notes 2 and 3)
REVENUE		
Oil and gas	**38,482,351**	18,630,163
EXPENSES		
Royalties	**7,392,321**	3,330,094
Operating	**11,496,055**	6,399,962
General and administrative (Note 5)	**2,124,756**	876,137
Interest	**971,526**	336,078
Stock based compensation	**331,650**	8,983
Depletion, depreciation and accretion (Note 5)	**15,923,555**	6,973,416
	38,239,863	17,924,670
INCOME BEFORE INCOME TAXES	**242,488**	705,493
PROVISION FOR INCOME TAXES		
Future (Note 8)	**(287,143)**	457,342
Capital	**321,297**	17,484
	34,154	474,826
NET INCOME	**208,334**	230,667
RETAINED EARNINGS, BEGINNING OF YEAR		
Beginning of year, as previously reported	**452,217**	359,740
Change in accounting policy related to asset retirement obligations (Notes 2 and 3)	**220,185**	81,995
Beginning of year, as restated	**672,402**	441,735
RETAINED EARNINGS, END OF YEAR	**880,736**	672,402
Net income per common share (Note 2)		
Basic and diluted	**0.01**	0.01
Weighted average number of common shares outstanding (Note 2)		
Basic	**27,641,412**	16,143,144
Diluted	**28,996,845**	19,506,557

FORTE RESOURCES INC.

Consolidated Balance Sheets
As at December 31, 2004 and 2003

	2004	2003
	$	$
		(Restated - Notes 2 and 3)
ASSETS		
CURRENT		
Accounts receivable	**9,309,152**	3,645,149
Capital assets (Note 5)	**111,487,618**	34,043,122
Goodwill (Note 4)	**8,776,915**	-
	129,573,685	37,688,271
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**14,351,052**	5,648,362
Revolving bank loan (Note 6)	**28,004,793**	11,077,300
	42,355,845	16,725,662
Asset retirement obligation (Note 3)	**4,707,191**	2,877,975
Future income taxes (Note 8)	**4,960,768**	1,338,567
	52,023,804	20,942,204
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**76,328,512**	16,064,682
Contributed surplus	**340,633**	8,983
Retained earnings	**880,736**	672,402
	77,549,881	16,746,067
	129,573,685	37,688,271

APPROVED BY THE BOARD

.... **Director**

.... **Director**

FORTE RESOURCES INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004 $	2003 $ (Restated - Notes 2 and 3)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net income	**208,334**	230,667
Adjustments for:		
Depletion, depreciation and accretion	**15,923,555**	6,973,416
Future income taxes	**(287,143)**	457,342
Stock-based compensation	**331,650**	8,983
	16,176,396	7,670,408
Asset retirement expenditures	**(282,784)**	(62,203)
Changes in non-cash working capital (Note 11)	**214,348**	1,328,896
	16,107,960	8,937,101
FINANCING		
Revolving bank loan	**(210,230)**	10,254,136
Issuance of common shares, net of issue costs	**20,868,841**	397,278
	20,658,611	10,651,414
INVESTING		
Capital expenditures	**(22,514,882)**	(20,922,630)
Acquisition of Oiltec Resources Ltd. (Note 4)	**(11,864,000)**	-
Changes in non cash working capital (Note 11)	**(2,387,689)**	1,334,115
	(36,766,571)	(19,588,515)
NET CHANGE IN CASH	-	-
CASH, BEGINNING AND END OF YEAR	-	-
SUPPLEMENTARY INFORMATION		
Interest received	-	-
Interest paid	**768,111**	317,708
Taxes paid	**89,968**	22,484

1. ORGANIZATION

Forte Resources Inc. ("Forte" or the "Company") was incorporated under the laws of the Province of Alberta by Articles of Incorporation. The Company is engaged in the exploration and development of petroleum and natural gas properties through its wholly owned subsidiaries, Forte Oil Corporation and Denison Resources Inc. which were acquired in 2004 in two separate corporate reorganizations effected by Plans of Arrangement.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the Company and its wholly owned subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles, including the changes in accounting policies adopted January 1, 2004 as outlined in Note 3. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results can differ from those estimates.

Capital assets

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas properties and related reserves are capitalized into a single Canadian cost centre. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, geological and geophysical expenditures, well equipment and certain other overhead expenditures related to exploration.

Capitalized costs, including tangible well equipment, are depleted using the unit-of-production method based on estimated proven reserves of petroleum and natural gas before royalties. Unproven properties are excluded from the depletion calculation until quantities of proven reserves or impairment can be determined. Depreciation of office equipment is computed using the diminishing-balance method at an annual rate of 25%.

Gains or losses on the sale or disposition of petroleum and natural gas properties are not recognized except under circumstances, which result in a major revision of the depletion rate.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company calculates a ceiling test whereby the carrying value of property and equipment is compared to the sum of the undiscounted cash flows expected to result from the future production of proved reserves and the sale of unproved properties. Cash flows are based on third party quoted prices, adjusted for transportation and quality differentials. Should the ceiling test result in excess carrying value, the Company would then measure the amount of the impairment by comparing the carrying amounts of property and equipment to an amount equal to the net present value of future cash flows from proved plus probable reserves and the sale of unproved properties. The Company's risk-free interest rate is used to arrive at net present value of future cash flows, any excess carrying amount would be recorded as a permanent impairment.

Joint ventures

Substantially, all of the Company's exploration and development activities are conducted jointly with others and accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Income tax expense (recovery) is computed based on the change during the year in the future tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantially enacted.

Flow-through shares

The Company has financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to the subscribers. Share capital is reduced and future income tax liability is increased by the estimated cost of the renounced tax deductions at the time expenditures are renounced.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue from the sale of oil and gas is recognized based on volume delivered at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production-based royalty expenses, are recognized in the same period in which the related revenue is earned and recorded.

Financial instruments

The Company may enter into financial instruments to hedge against adverse fluctuations in foreign exchange rates, electricity rates, interest rates and commodity prices. Payments or receipts on financial instruments that are designated and effective as hedges are recognized in income concurrently with the hedged transaction. If the hedge of an anticipated future transaction is terminated or if a hedge ceases to be effective, the gain or loss at that date is deferred and recognized concurrently with the anticipated transaction. Subsequent changes in the value of the financial instrument are reflected in income. Any financial instrument that does not constitute a hedge is recorded at fair value with any resulting gain or loss reflected in income.

Stock-based compensation expense

The Company has adopted the fair value method of accounting for stock options granted to employees and directors during 2003. Stock-based compensation expense is recorded for all options granted after January 1, 2004, with a corresponding increase recorded as contributed surplus. Stock-based compensation expense is based on the estimated fair value of the related stock option at the time of the grant and is recognized over the vesting period of the option. For options granted between January 1, 2002 and January 1, 2003, the Company continues to disclose the pro forma earnings impact of related stock-based compensation expense as if this fair value method had been adopted at the beginning of that period (see Note 7). When stock options are exercised, the amounts previously accumulated as contributed surplus are credited to share capital at that time.

Per share amounts

Per share amounts are calculated using the total weighted average number of common shares outstanding during the year. Diluted per share calculations reflect the exercise or conversion of potentially dilutive securities at the later of the date of grant of such securities or the beginning of the year. The Company computes diluted earnings per share using the treasury stock method to determine the dilutive effect of stock options.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill is the excess of the total purchase price over the fair value of the net identifiable assets acquired and the liabilities assumed in business acquisitions. Goodwill is assessed for impairment annually at year-end or as events occur that could result in impairment. Impairment is recognized based on the fair value of the reporting unit compared to the carrying value of its assets. If the fair value of the reporting unit is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the reporting unit had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting unit over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of the goodwill over this impaired fair value is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

The following policies were adopted effective January 1, 2004:

Asset retirement obligations

The Company adopted CICA section 3110, "Asset Retirement Obligations" which requires that the recognition of the fair value of obligations associated with the retirement of long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability with the accretion amount included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying assets. The impact of the adoption of CICA section 3110, which has been applied retroactively, is disclosed in Note 3 of the consolidated financial statements.

Property and equipment - oil and gas

The Company adopted Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16"), which replaces Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry". AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, "Impairment of Long-lived Assets". The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the proved oil and gas reserves. If the carrying value is lower than this amount the costs centre is written down to its fair value using the expected present value approach. This approach incorporates risk and uncertainties in the expected future cash flows, which are discounted using a risk-free rate of 5%. The adoption of AcG-16 had no effect on the Company's financial results as at January 1, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The test for impairment of the Company's oil and gas carrying value was calculated at December 31, 2004 using the following product price assumptions, which were based upon the average of the current price assumptions of the Company's independent engineers and the forward strip of the New York Mercantile Exchange:

Year	Oil WTI US$	Natural Gas AECO Cdn$
2005	47.72	6.97
2006	45.57	6.66
2007	41.19	6.21
2008	38.73	5.73
2009	37.42	5.37
Thereafter	36.40 – 37.45	5.47 – 5.98

Hedging relationships

The CICA published an amended Accounting Guideline 13, "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. All derivative instruments that do not qualify as a hedge under the guideline, or are not properly designated as a hedge, will be recorded on the balance sheet as either an asset or a liability with changes in fair value recognized in earnings. The Company adopted the standard January 1, 2004 with no impact on the financial results as it continues to follow hedge accounting.

3. ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004 the Company adopted new recommendations related to Asset Retirement Obligations as stated in Note 2 and as a result year-end December 31, 2003 results were restated as follows:

Consolidated Balance Sheet as at December 31, 2003	As Reported $	Change $	As Restated $
Capital assets	32,110,822	1,932,300	34,043,122
Asset retirement obligation	-	2,877,975	2,877,975
Provision for site restoration and abandonment	1,303,700	(1,303,700)	-
Future income taxes	1,200,727	137,840	1,338,567
Retained earnings, end of year	452,217	220,185	672,402

3. ASSET RETIREMENT OBLIGATIONS (Continued)

Consolidated Statement of Income and Retained Earnings for the year ended December 31, 2003	As Reported $	Change $	As Restated $
Depletion, depreciation and accretion	7,198,116	(224,700)	6,973,416
Provision for income taxes	370,832	86,510	457,342
Net income	92,477	138,190	230,667

At December 31, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $9,386,000. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit adjusted interest rate of 8% and an inflation rate of 1.5%.

Changes to asset retirement obligations were as follows:

	2004 **$**	2003 $
Asset retirement obligations, beginning of the year	**2,877,975**	2,067,178
Liabilities incurred on acquisitions	**1,726,000**	
Liabilities incurred through operations	**330,000**	756,000
Liabilities settled	**(282,784)**	(62,203)
Accretion	**249,000**	117,000
Change in estimates	**(193,000)**	
Asset retirement obligations, end of year	**4,707,191**	2,877,975

4. ACQUISITIONS

On March 9, 2004 the Company completed an Arrangement Agreement (the "Denison Arrangement") with Denison Energy Inc. ("Denison") and certain other parties, under which the oil and gas assets and a subsidiary of Denison were acquired by the Company. For each Forte Oil Corporation share owned, shareholders received 0.894 shares (representing approximately 80%) of a newly formed public company, created for this purpose. Shareholders of Denison received 3,733,886 shares of the Company (representing approximately 20% of the outstanding shares at the time). The values assigned to the net assets acquired are as follows:

4. ACQUISITIONS (Continued)

	$
Net assets acquired	**1,069,656**
Current assets	**10,486,169**
Capital assets	**(958,963)**
Current liabilities	**(1,125,000)**
Asset retirement obligation	**(3,175,000)**
Bank loan	**6,296,862**
Consideration	
Common shares (3,733,886 shares)	**6,296,862**

On June 23, 2004 the Company completed an Arrangement Agreement with Oiltec Resources Ltd. ("Oiltec") under which 100% of the shares of Oiltec were acquired by Forte and Oiltec was amalgamated with Forte Oil Corporation, a wholly owned subsidiary of the Company. Shareholders of Oiltec received 10,515,935 common shares and $11.864 million cash in total for their Oiltec shares. The transaction has been accounted for as a purchase of Oiltec by Forte and the values assigned to the net assets acquired are as follows:

	$
Net assets acquired	
Current assets	**3,294,809**
Capital assets	**59,981,000**
Goodwill	**8,776,915**
Current liabilities	**(8,617,530)**
Future tax liability	**(4,408,072)**
Asset retirement obligation	**(601,000)**
Bank debt	**(13,962,723)**
	44,463,399
Consideration	
Common shares (10,515,935 shares)	**32,599,399**
Cash	**11,864,000**
	44,463,399

5. CAPITAL ASSETS

	2004	2003
	$	$
Petroleum and natural gas properties	**134,747,649**	41,831,263
Office furniture and equipment	**310,680**	95,015
	135,058,329	41,926,278
Accumulated depletion and depreciation	**(23,570,711)**	7,883,156
	111,487,618	34,043,122

The Company capitalized general and administrative costs of $770,100 for the year ended December 31, 2004 (2003 - $522,570) relating to exploration and development activity. Costs attributed to undeveloped land of $11,007,612 for the year ended December 31, 2004 (2003 - $4,164,546) have been excluded from the calculation of depletion and depreciation. At December 31, 2004, the asset retirement obligation expense of $814,000 (2003 - $1,107,600) was included in depletion and depreciation expense. Accretion expense of $249,000 was included in depletion and depreciation for the year ended December 31, 2004 (December 31, 2003- $117,000). The total asset retirement obligation at December 31, 2004 was $9,386,000 (2003 - $5,747,000) and these costs are expected to be incurred over the next 10 to 15 years. The Company incurred site restoration costs of $282,784 during the year ended December 31, 2004 (2003 - $62,203).

6. REVOLVING BANK LOAN

The Company had a demand revolving credit facility with a limit of $34.0 million at December 31, 2004, of which $28.0 million had been drawn down (2003 - $11.08 million). The facility is secured by a general security agreement and a $60.0 million first floating charge debenture covering all of the Company's assets. Interest is payable at the bank prime rate plus 0.4%. The Company also has a fixed term compressor loan facility of $450,000, with interest at the prime rate plus 2% and monthly principle repayments of $30,000.

7. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares. The Company is also authorized to issue an unlimited number of First preferred shares and Second preferred shares as well as 3,500,000 First preferred shares, Series I.

7. SHARE CAPITAL (Continued)

	2004		2003	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Issued				
Common shares				
Beginning of the year	**16,398,700**	**16,064,652**	15,998,700	15,667,374
Issued on acquisition of Denison assets (note 4)	**3,733,886**	**6,296,862**	-	-
Issued on acquisition of Oiltec (note 4)	**10,515,935**	**32,599,399**	-	-
Issued for cash	**6,865,949**	**22,335,687**	400,000	400,000
Share issue costs	-	**(1,466,846)**	-	(2,722)
Tax benefit of share issue costs	-	**498,728**	-	-
Conversion of Preferred, Series I shares (a)	**1,341,000**	**15**	-	-
Reduction resulting from the Denison Arrangement (Note 4)	**(1,738,262)**	-	-	-
End of year	**37,117,208**	**76,328,497**	16,398,700	16,064,652

	2004		2003	
	Number of Shares	**Amount $**	Number of Shares	Amount $
First preferred, Series I shares				
Beginning of year	**3,000,000**	**30**	3,000,000	30
Reduction resulting from the Denison Arrangement (Note 4)	**(318,000)**	-	-	-
Conversion to common shares	**(1,341,000)**	**(15)**	-	-
End of year	**1,341,000**	**15**	3,000,000	30
		76,328,512		16,064,682

7. SHARE CAPITAL (Continued)

The First preferred, Series I shares are convertible on a one-for-one basis into common shares of the Company if certain performance targets are met. These performance targets include measures of cash flow per share, share price or rate of return in the event of a sale of the Company. The performance targets are measured over a three and five year term. If the targets are not met prior to August 28, 2006, the conversion rights attached to the First preferred, Series I shares will expire. Performance targets for the three year period were met and 1,341,000 performance shares were converted to common shares in April 2004. Performance targets for the five year period were met in February 2005 and the remaining 1,341,000 performance shares will be converted to common shares in March 2005.

In March 2004, the Company issued 3.2 million common shares at $2.50 per share for gross proceeds of $8.0 million. In July 2004, the Company issued 2.0 million flow-through shares at $3.85 per share for gross proceeds of $7.7 million. In December 2004, the Company issued 1.5 million flow through shares at $4.30 per share for gross proceeds of $6.45 million. The Company renounced eligible expenditures of $14.2 million for the 2004 taxation year. At December 31, 2004 $9.4 million of eligible expenditures had been incurred and the Company will incur the remaining expenses prior to December 31, 2005. In 2002, 998,700 flow-through common shares were issued at $2.25 per share. As at December 31, 2003, all expenditures required to be expended under the 2002 flow-through agreement had been made.

Under the Company's stock option plan, the Company may grant options to directors, employees and consultants up to 10% of the issued and outstanding common shares. Under the plan, options vest 1/3 annually over a three year period and an option's maximum term is five years.

A summary of the status of the stock option plan as of December 31, 2004 and 2003, and changes during the years then ended, is presented below:

7. SHARE CAPITAL (Continued)

	2004		2003	
	Number of Shares	**Average Exercise Price $**	Number of Shares	Average Exercise Price $
Outstanding, beginning of year	**885,000**	**1.08**	885,000	1.00
Reduction resulting from Plan of Arrangement (Note 4)	**(93,810)**	**-**	-	-
Granted	**1,016,000**	**3.02**	125,000	1.60
Exercised	**(165,920)**	**1.12**	-	-
Cancelled	**(127,050)**	**2.05**	(125,000)	1.00
Outstanding, end of year	**1,514,220**	**2.36**	885,000	1.08
Exercisable, end of year	**383,891**	**1.19**	320,000	1.16

The following table summarizes information about stock options outstanding at December 31, 2004:

Exercise Price $	**Number of Shares Outstanding**	**Weighted Average Remaining Life (Years)**	**Number of Shares Exercisable**
1.12	**446,470**	**1.83 – 3.83**	**346,641**
1.79	**111,750**	**3.25**	**37,250**
2.75 – 3.19	**956,000**	**4.23 – 4.99**	**-**
	1,514,220		**383,891**

7. SHARE CAPITAL (Continued)

The following table summarizes information about stock options outstanding at December 31, 2003.

Exercise Price $	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Number of Shares Exercisable
1.00	200,000	2.83	133,332
1.00	150,000	3.58	50,000
1.00	410,000	3.83	136,668
1.60	125,000	4.25	-
	885,000		320,000

During 2002, the Company issued Agent's Options to purchase 400,000 common shares at a price of $1.00 per share. These options were exercised August 28, 2003.

In 2003, the Company adopted the fair value based method of accounting for its stock based compensation plan whereby the fair value of stock options granted after January 1, 2003 is recognized as general and administrative expense and as contributed surplus. The stock based compensation expense for 2004 is $331,650 (2003 - $8,983). Had compensation expense associated with the Company's stock option plan been recognized using the fair value based method for all option grants prior to January 1, 2003, the pro forma effect would have been as follows:

	2004 **$**	2003 $
Compensation costs	**40,022**	45,511
Net income:		
As reported – restated (Notes 2 and 3)	**208,334**	230,667
Pro forma	**168,312**	185,156
Net income per share:		
As reported – Basic and diluted	**0.01**	0.01
Pro forma – Basic and diluted	**0.01**	0.01

7. SHARE CAPITAL (Continued)

The weighted average fair value of stock options granted during the year ended December 31, 2004 was $3.02 (2003 - $1.60) per stock option. The fair value of each stock option granted during the year ended December 31, 2004 is estimated on the date of grant using the Black-Scholes option-pricing model with the weighted average assumptions for grants as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Risk free interest rate	**4.0%**	4.0%
Expected lives (years)	**5.0**	5.0
Dividend per share	**$Nil**	$Nil
Expected volatility	**60%**	0%

8. PROVISION FOR INCOME TAXES

The provision for future income taxes varies from the amounts that would be computed by applying the effective Canadian federal and provincial income tax rates to the income before income taxes as follows:

	2004 $	2003 $
Income before income taxes	**242,488**	705,493
Corporate income tax rate	**39.25%**	40.75%
	95,177	287,488
Increase from		
Non-deductible crown charges	**(99,910)**	346,440
Other non-deductible expenses	**123,259**	5,727
Rate reductions	**(405,669)**	(182,313)
Future income tax expense (recovery)	**(287,143)**	457,342

8. PROVISION FOR INCOME TAXES (Continued)

The major components of the future income tax liability at December 31, 2004, using a combined federal and provincial rate of 34.5% (2003 – 38.5%), are as follows:

	2004		2003	
	Amount **$**	**Future Income Taxes** **$**	Amount $	Future Income Taxes $
Temporary differences:				
Future income tax liability				
Carrying value of capital assets in excess of tax basis	**15,956,293**	**5,601,722**	4,010,147	1,543,907
Future income tax assets				
Share issue costs	**(1,818,196)**	**(640,954)**	(533,350)	(205,340)
Net future income tax liability	**14,138,097**	**4,960,768**	3,476,797	1,338,567

9. FINANCIAL INSTRUMENTS

The Company's accounts receivable, accounts payable and accrued liabilities and revolving bank loan constitute financial instruments. The fair values of these financial instruments approximate their carrying amount due to the short-term maturity of these financial instruments.

The Company is exposed to credit related losses, in the event of default by counterparties to financial instruments. The Company does not expect the counterparty to its forward sales contracts to fail to meet its obligations because of its investment grade credit quality. The Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

The foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and the U.S. dollar will affect the price the Company receives for its sale of crude oil, natural gas and natural gas liquids.

The Company's revolving bank loan bears interest at bank prime plus 0.4%. The interest rate risk is the risk that the bank prime rate may fluctuate in the future.

The Company's revenues are generated from the sale of crude oil, natural gas and natural gas liquids. The prices for these commodities are subject to considerable risk of fluctuation due to various factors, including changes to world supply and demand, local supply and demand and geopolitical issues.

9. FINANCIAL INSTRUMENTS (Continued)

Forward sales contracts

The Company entered into, as at December 31, 2004, the following sales contracts with the marketers of its crude oil and natural gas products to hedge its oil and gas price risk.

Product	Volume Per Day	Price $ Cdn	Delivery Point	Term
Natural Gas	500 mcf/d	7.00	AECO	April 1, 2005 to October 31, 2005
Crude Oil	500 bbls/d	58.30	WTI	January 1, 2005 to December 31, 2005
Crude Oil	200 bbls/d	61.67	WTI	March 1, 2005 to December 31, 2005

The above contracts are physical contracts that are intended to be settled financially each month as part of the process by which the Company is paid for its production and sales. Any gain or loss is included in revenue received for the Company's crude oil or gas sales for the corresponding month.

10. COMMITMENT, GUARANTEES AND CONTINGENCIES

Principal repayments under the Company's office lease are required as follows:

	$
2005	**298,000**
2006	**298,000**
2007	**298,000**
2008	**298,000**
2009	**99,000**

In addition, the Company has assumed the office lease of Oiltec Resources Ltd., which has approximately 4 years remaining at an annual cost of $135,000. This lease has been sublet at no net cost to the Company for the remaining term of the lease.

The Company has various guarantees and indemnifications in place in the ordinary course of business, none of which, as assessed by management, are expected to have a significant impact on the Company's financial statements or operations.

11. CHANGES IN NON-CASH WORKING CAPITAL

	Investing	Operating	Total
December 31, 2003			
Accounts payable and accrued liabilities	1,869,440	3,778,922	5,648,362
Accounts receivable	454,018	3,191,131	3,645,149
	1,415,422	587,791	2,003,213
December 31, 2004			
Accounts payable and accrued liabilities	6,102,068	8,248,984	14,351,052
Accounts receivable	2,899,335	6,409,817	9,309,152
	3,202,733	1,839,167	5,041,900
Net change	1,787,311	1,251,376	3,038,687
Denison working capital acquired	-	110,693	110,693
Oiltec working capital acquired	(4,175,000)	(1,147,721)	(5,322,721)
Change in non-cash working capital	(2,387,689)	214,348	(2,173,341)

12. SUBSEQUENT EVENTS

On February 24, 2005 the Company issued 4,000,000 common shares at $3.90 for gross proceeds of $15,600,000.

In March 2005 the Company entered into a binding letter of intent to sell properties producing approximately 50 boe/d for $8.0 million. The transaction is expected to close prior to March 31, 2005.